SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 5)*

Southwest Gas Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 per share
(Title of Class of Securities)

844895102
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 4,034,270
	(8)	SHARED VOTING POWER 4,034,270
	(9)	SOLE DISPOSITIVE POWER 4,034,270
	(10)	SHARED DISPOSITIVE POWER 4,034,270
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,034,270
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,034,270
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,034,270
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,034,270
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 5,653,736
	(8)	SHARED VOTING POWER 5,653,736
	(9)	SOLE DISPOSITIVE POWER 5,653,736
	(10)	SHARED DISPOSITIVE POWER 5,653,736
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,736
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.93%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,653,736
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,653,736
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,736
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.93%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,688,006
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,688,006
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,006
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,688,006
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,688,006
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,006
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,688,006
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,688,006
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,006
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,688,006
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,688,006
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,006
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,688,006
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,688,006
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,006
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IEP Utility Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,688,006
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,688,006
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,006
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.58%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 5 to the Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of the common stock, par value $1.00 per share (the “Shares”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,688,006 Shares, representing approximately 13.58% of the Issuer’s outstanding Shares, based on 71,324,826 Shares outstanding as of March 10, 2023, as disclosed by the Issuer in its prospectus supplement filed with the SEC on March 9, 2023 and the Form 8-K filed with the SEC on March 10, 2023.

(b) Icahn Master has sole voting and sole dispositive power with respect to 4,034,270 Shares. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with respect to such shares. Icahn Partners has sole voting and sole dispositive power with respect to 5,653,736 Shares. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with respect to such shares. IEP Utility has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 0 Shares; however, IEP Utility has been included in this Schedule 13D as it is a signatory to the Amended and Restated Cooperation Agreement.

(c) The following table sets forth all transactions by any of the Reporting Persons with respect to Shares effected since the last amendment to this Schedule 13D filed on March 10, 2023. All such transactions were purchases of Shares effected in open market transactions.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Partners LP	3/10/2023	175,115	$59.00
Icahn Partners LP	3/13/2023	139,383	$59.89
Icahn Partners LP	3/14/2023	138	$60.12
Icahn Partners LP	3/15/2023	15,358	$60.09
Icahn Partners LP	3/16/2023	12,787	$59.96
Icahn Partners LP	3/17/2023	91,236	$60.11
Icahn Partners Master Fund LP	3/10/2023	124,885	$59.00
Icahn Partners Master Fund LP	3/13/2023	99,402	$59.89
Icahn Partners Master Fund LP	3/14/2023	99	$60.12
Icahn Partners Master Fund LP	3/15/2023	10,952	$60.09
Icahn Partners Master Fund LP	3/16/2023	9,120	$59.96
Icahn Partners Master Fund LP	3/17/2023	65,066	$60.11

*****

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2023

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

IEP UTILITY HOLDINGS LLC

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 5 – SWX]